Lauren Burnham Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
February 19, 2009
VIA EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	United Development Funding IV Registration Statement on Form S-11 File No. 333-152760
Ladies and Gentlemen:
     On behalf of United Development Funding IV (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2009 (Registration No. 333-152760) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated January 23, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
Balance Sheet as of November 30, 2008
1. Please tell us how you determined it was appropriate to record deferred offering costs as accounts receivable on your balance sheet. It is not clear why paying the costs directly from cash on hand, rather than through a liability to your advisor, would change the character of the asset from a deferred offering cost. Please revise accordingly.
Response: The Balance Sheet on page F-3 of the prospectus, the Statement of Cash Flows on page F-6 of the prospectus and the Notes to Financial Statements beginning on page F-7 of the prospectus have been

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Securities and Exchange Commission
February 19, 2009

revised to remove “accounts receivable — related party” and to account for the organization and offering costs paid by the Issuer as “deferred offering costs.” The Issuer’s financial statements also have been updated through December 31, 2008.
* * * *
The Issuer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost
Lauren Burnham Prevost
cc:      Hollis M. Greenlaw, Esq.